

August 21, 2018

Kulwant Sandher
Chief Financial Officer
Electrameccanica Vehicles Corp.
102 East 1st Avenue
Vancouver, British Columbia, Canada, V5T 1A4

> **Re: Electrameccanica Vehicles Corp.**
> **Form 20-F for the fiscal year ended December 31, 2017**
> **Filed April 19, 2018**
> **File No. 000-55859**

Dear Mr. Sandher:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2017

Independent Auditor's Report, page F-1

1.   Please include a report from your independent registered public accounting firm indicating that the firm conducted its audits in accordance with the "standards of the Public Company Accounting Oversight Board (United States)" as required by PCAOB AS 3101.

2.   We note reference in the first paragraph of the independent auditor's report to "...summary of significant accounting policies and other explanatory information." Please include an independent auditor's report that references "related notes" in accordance with PCAOB AS 3101.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at 202-551-3307 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure